[Healthcare Realty Trust letterhead]

July 14, 2005

Mr. Matthew Maulbeck, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., N.E., Mail Stop 4561
Washington DC 20549

VIA:	Facsimile and EDGAR

Re:	Healthcare Realty Trust Incorporated:
Item 4.01 Form 8-K
Filed June 13, 2005
File No. 001-11852

Dear Mr. Maulbeck:

     This letter is offered in response to your letter, dated July 7, 2005, regarding the above referenced matter. The Company’s response follows:

Comment No. 1: Refer to paragraph (d). Revise Form 8-K to provide the disclosure required by Item 304(a)(iv)(A), (B) and (C) of Regulation S-K for the disagreement and reportable events. Also, refer to Item 304(a)(v)(A) of Regulation S-K. Please file a revised Exhibit 16 letter.

     Response: As was discussed during a telephone conversation between you and representatives of the Company on July 11, 2005, the Company has included the requested disclosures in Item 4.01 of a Form 8-K filed on July 11, 2005 announcing the engagement of BDO Seidman, LLP as the Company’s new independent registered public accounting firm. The Company did not include a revised Exhibit 16 letter related to the June 13, 2005 Form 8-K with the July 11, 2005 Form 8-K for the reasons described below. At the time that KPMG LLP was dismissed and the June 13, 2005 Form 8-K was filed, the Company was not yet in discussions with its new auditor, BDO Seidman, LLP, and therefore could not have authorized or prohibited any discussions between its former and successor accountants, as contemplated by Item 304(1)(a)(iv)(C) of Regulation S-K. Subsequent to the dismissal of KPMG LLP and prior to the engagement of BDO Seidman, LLP, the Company did give written authorization to KPMG LLP to discuss with BDO Seidman, LLP any and all matters regarding the auditor relationship between KPMG LLP and the Company. BDO Seidman, LLP had such discussions with KPMG LLP prior to accepting the engagement. Accordingly, at the time of filing the July 11, 2005 Form 8-K, the discussions between former accountant and successor accountant had already taken place, eliminating the need for the former accountant to express its agreement that it had been authorized to respond to inquiries from the successor accountant in a revised letter.

Comment No. 2: Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

     Response: There were no disagreements between the Company and KPMG LLP regarding accounting matters or principles. Attached as Exhibit 1 to this letter is a copy of the only written communication from KPMG LLP to the Company’s Audit Committee regarding a reportable event. This communication was sent in the form of an email to the Audit Committee chair. KPMG LLP never delivered a signed copy of this letter to either the Company or the Audit Committee.

     Because KPMG LLP advised the Company in the letter that it had ceased work on the audit, the Company concluded that it could get the audit completed sooner by hiring a new auditor. This determination led to the Audit Committee’s dismissal of KPMG LLP on June 7, 2005 and the engagement of BDO Seidman, LLP on July 11, 2005.

     The Company considers the assertion contained in the letter regarding the Company’s financial management to be unfounded. Further, the Company believes that the letter contains material factual inaccuracies which may have led to KPMG LLP’s erroneous conclusion.

Comment No. 3: Please provide us with a schedule of your quarter end adjustments to close the books, or adjustments recorded in connection with or as a result of the reviews for the quarters ended March 31, June 30, and September 30, 2004. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

     Response: During the quarters ended March 31, 2004 and June 30, 2004, reviews conducted by the Company’s independent auditors resulted in no adjustments to the Company’s consolidated financial statements presented for those periods. For the quarter ended September 30, 2004, the Company and its independent auditors concluded that certain amendments related to the retirement provisions in the employment agreements of certain officers that were effective as of January 1, 2000 impacted the measurement dates and amortization periods related to restricted stock reserved for or awarded to those officers. As reflected and disclosed in the Company’s Form 10-Q for the quarter ended September 30, 2004, the Company determined that the amortization of restricted stock for those officers for the years 2000 through 2003 was understated in total by approximately $2.3 million and was understated by approximately $121,000 for the nine months ended September 30, 2004, which is also the impact on pre-tax net income. Further, the Company concluded that the deferred compensation balance and the additional paid in capital balance on the Company’s balance sheet were overstated by $7.3 million and $4.9 million, respectively, due to the change in the measurement dates and the understatement of amortization expense. There was no impact to total stockholders’ equity as a result of these adjustments.

     The Company concluded at the time, with concurrence from its predecessor independent auditors, that these adjustments were not material to the consolidated financial statements for each of the prior years or current year financial statements. As such, the adjustments were reflected in the Company’s consolidated financial statements for the three and nine months ended September 30, 2004. Upon subsequent determination that prior periods would be restated for other matters, the Company concluded that it would be appropriate to restate the years 2000 through 2003, and each of the interim periods in 2003 and 2004, for these adjustments rather than reflect the full adjustment in the year 2004.

     There were no other adjustments to the consolidated financial statements for the three and nine months ended September 30, 2004 resulting from the reviews of the Company’s independent auditors.

Comment No. 4: When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

     Response: The Company filed a Form 8-K on July 11, 2005 disclosing under Item 4.01 the engagement of a new auditor, BDO Seidman, LLP. As disclosed in that Form 8-K, the Company did not consult BDO Seidman, LLP prior to the engagement regarding the application of accounting matters or principles, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, or any other matters or reportable events of the type set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K. The Company believes that the filing complies with Item 304 of Regulation S-K.

Form 10-Q for the quarter ended September 30, 2004

Controls and Procedures

Comment No. 5: Supplementally, please tell us in detail how management came to the conclusion that your disclosure controls were effective at the end of the third quarter. This is inconsistent with the fact that in Item 9A of exhibit 99.1 on Form 8-K filed June 24, 2005 management came to the conclusion that your disclosure controls were not effective as of December 31, 2004.

     Response: During the period March 2005 through May 2005, the Company discovered matters that required restatement of its prior year financial statements, as previously disclosed in Form 8-K filings on March 23, 2005, March 31, 2005, June 13, 2005 and June 24, 2005. Included in those restatement matters is the existence since 2003 of variable interest entities (“VIEs”) as defined in FASB Interpretation No. 46

"Consolidation of Variable Interest Entities”. The VIEs are subject to consolidation in 2003 and 2004 but were not previously consolidated, nor was their existence disclosed in the financial statements of the Company. These facts were the basis for the Company’s conclusion in the Form 8-K furnished on June 23, 2005, that the Company’s disclosure controls and procedures were not effective as of December 31, 2004.

     However, in November 2004, when the Company filed its Form 10-Q for the quarter ended September 30, 2004, the Company had no knowledge of the restatement matters, and at the time of the filing the Company believed its disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic SEC filings.

     In connection with responding to the Commission’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you wish to further discuss your comments and our responses thereto, please call me at 615-269-8175.

Sincerely,
/s/ Scott W. Holmes
Scott W. Holmes
Senior Vice President and Chief Financial Officer

Exhibit 1

     Set forth below is a copy of the only written communication from KPMG LLP to the Company’s Audit Committee regarding a reportable event. This communication was sent in the form of an email to the Audit Committee chair. KPMG LLP never delivered a signed copy of this letter to either the Company or the Audit Committee.

     The Company considers the assertion contained in the letter regarding the Company’s financial management to be unfounded. Further, the Company believes that the letter contains material factual inaccuracies which may have led to KPMG LLP’s erroneous conclusion.

Subj:	Letter to Audit Committee of the Board of Directors
Date:	5/25/2005 7:31:42 PM Mountain Standard Time
From:	twacklen@kpmg.com
To:	elbiggs@aol.com

<<HR AC Letter.doc>> Attached is a letter that I believe summarizes our earlier discussion and our concerns. Unfortunately, my administrative assistant has left for the day, and I was unable to attach a signature to the letter or send on letterhead. I will be leaving the office shortly, but feel free to contact me at home this evening or tomorrow morning (before 8:00 am/CT) at 615-790-9375. I should be in the office by 8:30 (615-248-5513). I will probably be here for another 15 minutes if you need to reach me before I leave the office

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Audit Committee of the Board of Directors
Healthcare Realty Trust Incorporated
3310 West End Avenue, Suite 700
Nashville, TN 37203

May 24, 2005

Dear Members of the Audit Committee:

On March 23, 2005, the Company filed a Form 8-K with the United States Securities and Exchange Commission stating that Company’s management and the Audit Committee of the Company’s Board of Directors concluded that its previously issued consolidated financial statements should no longer be relied upon and must be restated as a result of inappropriate accounting for two matters. Subsequent to the filing of the Form 8-K, we requested that management perform a thorough review of the Company’s financial statements and underlying accounting principles be performed by management. Management has represented to us that it conducted that review, and as a result, additional valuation allowances were recorded for three accounts receivable balances.

We have recently concluded there is at least one other error in the Company’s consolidated financial statements. This concerns the accounting for notes receivable and master lease agreements with the operators for two of the Company’s senior living facilities. FIN 46(R), Consolidation of Variable Interest Entities, states that an entity will be subject to consolidation according to the provision of this Interpretation if, by design, the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. The parent company of the two operators has made no equity investment in the entities that entered into the master lease agreements with the Company. In addition, the Company is providing 100% of the additional working capital needs of the entities. Accordingly, the Company is required to consolidate the operations of the two entities in accordance with FIN 46(R). We believe that the impact of this error is material to the current and potentially the prior year consolidated financial statements of the Company. Further, the Company should consult with Ernst and Young LLP on this issue and should consider the impact of the error on the Company’s REIT Compliance test.

The Company’s revenue recognition for the two senior living facilities has been based on a verbal agreement that is significantly different than the terms of the signed lease agreement. We do not believe that the verbal agreement meets the criteria for revenue recognition under SAB 104. This will have no impact on the revised accounting for these two entities because the operations of the facilities will be consolidated with that of the Company. However, the concept of recognizing revenue on a basis that is not in accordance with the terms of signed agreements could impact the accounting for other transactions.

In light of our most recent findings which were identified subsequent to management completing its review of the Company’s consolidated financial statements and underlying accounting principles, we no longer have confidence in the ability of current financial management who sign the management representation letter to determine that the Company’s consolidated financial statements are fairly presented in conformity with U.S. generally accepted accounting principles.

In order to complete the audits of the Company’s 2004 consolidated financial statements and internal control over financial reporting we are requiring that the Company and its Audit Committee take appropriate remedial action to provide assurance that the consolidated financial statements are fairly presented in conformity with U.S. generally accepted accounting principles. Once we have obtained an understanding of the remediation plan and agree that it is sufficient to provide us assurance that is needed for us to complete our audit, we will complete the design and execution of our final audit procedures.

Sincerely yours,

Thomas W. Acklen, Jr.
Partner